                                                    /--------------------------/
                                                    /       OMB APPROVAL       /
                         UNITED STATES              /                          /
              SECURITIES AND EXCHANGE COMMISSION    /   OMB Number: 3235-0145  /
                    Washington, D.C. 20549          / Expires: October 31, 2002/
                                                    / Estimated average burden /
                                                    / hours per response: 14.90/
                                                    /--------------------------/

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 1*

                           American Tower Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    029912201
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               SPO Partners & Co.
                         591 Redwood Highway, Suite 3215
                          Mill Valley, California 94941
                                 (415) 383-6600

                                 with a copy to:

                                 Phillip Gordon
                                Altheimer & Gray
                              10 South Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 715-4000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 12, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Check the following box if a fee is being paid with the statement. [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 029912201                                               Page 2 of 26
--------------------------------------------------------------------------------

   1.     Name of Reporting Person:

          SPO Partners II, L.P.

--------------------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group:

                                                                         (a) [_]

                                                                         (b) [X]

--------------------------------------------------------------------------------

   3.     SEC Use Only

--------------------------------------------------------------------------------

   4.     Source of Funds:  WC

--------------------------------------------------------------------------------

   5.     Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):

                                                                             [_]

--------------------------------------------------------------------------------

   6.     Citizenship or Place of Organization:  Delaware

                ----------------------------------------------------------------
Number of
Shares             7.    Sole Voting Power: 5,752,300 (1)

                ----------------------------------------------------------------
Beneficially
Owned By           8.    Shared Voting Power:  -0-

                ----------------------------------------------------------------
Each
Reporting          9.    Sole Dispositive Power: 5,752,300 (1)

                ----------------------------------------------------------------
Person
With              10.    Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

          5,752,300 (1)

--------------------------------------------------------------------------------

   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]

--------------------------------------------------------------------------------

   13.    Percent of Class Represented by Amount in Row (11): 3.1%

--------------------------------------------------------------------------------

   14.    Type of Reporting Person:  PN

--------------------------------------------------------------------------------

  (1) Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

CUSIP NO. 029912201                                                Page 3 of 26
--------------------------------------------------------------------------------

   1.     Name of Reporting Person:

          SPO Advisory Partners, L.P.

--------------------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group:

                                                                         (a) [_]

                                                                         (b) [X]

--------------------------------------------------------------------------------

   3.     SEC Use Only

--------------------------------------------------------------------------------

   4.     Source of Funds:  Not Applicable

--------------------------------------------------------------------------------

   5.     Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):

                                                                             [_]

--------------------------------------------------------------------------------

   6.     Citizenship or Place of Organization:  Delaware

                ----------------------------------------------------------------
Number of
Shares             7.    Sole Voting Power: 5,752,300 (1)(2)

                ----------------------------------------------------------------
Beneficially
Owned By           8.    Shared Voting Power:  -0-

                ----------------------------------------------------------------
Each
Reporting          9.    Sole Dispositive Power: 5,752,300 (1)(2)

                ----------------------------------------------------------------
Person
With              10.    Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

          5,752,300 (1)(2)

--------------------------------------------------------------------------------

   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]

--------------------------------------------------------------------------------

   13.    Percent of Class Represented by Amount in Row (11): 3.1%

--------------------------------------------------------------------------------

   14.    Type of Reporting Person:  PN

--------------------------------------------------------------------------------

  (1) Solely in its capacity as the sole general partner of SPO Partners II, L.P.
  (2)     Power is exercised through its corporate general partner, SPO
          Advisory Corp.

CUSIP NO. 029912201                                               Page 4 of 26
--------------------------------------------------------------------------------

   1.     Name of Reporting Person:

          San Francisco Partners II, L.P.

--------------------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group:

                                                                         (a) [_]

                                                                         (b) [X]

--------------------------------------------------------------------------------

   3.     SEC Use Only

--------------------------------------------------------------------------------

   4.     Source of Funds:  WC

--------------------------------------------------------------------------------

   5.     Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):

                                                                             [_]

--------------------------------------------------------------------------------

   6.     Citizenship or Place of Organization:  California

                ----------------------------------------------------------------
Number of
Shares             7.    Sole Voting Power: 942,700 (1)

                ----------------------------------------------------------------
Beneficially
Owned By           8.    Shared Voting Power:  -0-

                ----------------------------------------------------------------
Each
Reporting          9.    Sole Dispositive Power: 942,700 (1)

                ----------------------------------------------------------------
Person
With              10.    Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

          942,700 (1)

--------------------------------------------------------------------------------

   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]

--------------------------------------------------------------------------------

   13.    Percent of Class Represented by Amount in Row (11): 0.5%

--------------------------------------------------------------------------------

   14.    Type of Reporting Person:  PN

--------------------------------------------------------------------------------

  (1) Power is exercised through its sole general partner, SF Advisory Partners, L.P.

CUSIP NO. 029912201                                               Page 5 of 26
--------------------------------------------------------------------------------

   1.     Name of Reporting Person:

          SF Advisory Partners, L.P.

--------------------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group:

                                                                         (a) [_]

                                                                         (b) [X]

--------------------------------------------------------------------------------

   3.     SEC Use Only

--------------------------------------------------------------------------------

   4.     Source of Funds:  Not Applicable

--------------------------------------------------------------------------------

   5.     Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):

                                                                             [_]

--------------------------------------------------------------------------------

   6.     Citizenship or Place of Organization:  Delaware

                ----------------------------------------------------------------
Number of
Shares             7.    Sole Voting Power: 942,700 (1)(2)

                ----------------------------------------------------------------
Beneficially
Owned By           8.    Shared Voting Power:  -0-

                ----------------------------------------------------------------
Each
Reporting          9.    Sole Dispositive Power: 942,700 (1)(2)

                ----------------------------------------------------------------
Person
With              10.    Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

          942,700 (1)(2)

--------------------------------------------------------------------------------

   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]

--------------------------------------------------------------------------------

   13.    Percent of Class Represented by Amount in Row (11): 0.5%

--------------------------------------------------------------------------------

   14.    Type of Reporting Person:  PN

--------------------------------------------------------------------------------

  (1) Solely in its capacity as the sole general partner of San Francisco Partners II, L.P.
  (2)     Power is exercised through its corporate general partner, SPO Advisory
Corp.

CUSIP NO. 029912201                                                Page 6 of 26
--------------------------------------------------------------------------------

   1.     Name of Reporting Person:

          SPO Advisory Corp.

--------------------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group:
                                                                        (a) [_]

                                                                        (b) [X]

--------------------------------------------------------------------------------

   3.     SEC Use Only

--------------------------------------------------------------------------------

   4.     Source of Funds: Not Applicable

--------------------------------------------------------------------------------

   5.     Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):
                                                                            [_]

--------------------------------------------------------------------------------

   6.     Citizenship or Place of Organization: Delaware

                     -----------------------------------------------------------

Number of             7.   Sole Voting Power: -0-
Shares
                     -----------------------------------------------------------

Beneficially          8.   Shared Voting Power: 6,695,000 (1)(2)
Owned By
                     -----------------------------------------------------------
Each
Reporting             9.   Sole Dispositive Power: -0-

                     -----------------------------------------------------------
Person
With                  10.  Shared Dispositive Power: 6,695,000 (1)(2)

--------------------------------------------------------------------------------

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
          6,695,000 (1)(2)

--------------------------------------------------------------------------------

   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            [_]

--------------------------------------------------------------------------------

   13.    Percent of Class Represented by Amount in Row (11): 3.6%

--------------------------------------------------------------------------------

   14.    Type of Reporting Person: CO

--------------------------------------------------------------------------------

(1) Solely in its capacity as the general partner of SPO Advisory Partners, L.P. with respect to 5,752,300 of such shares; and solely in its capacity as the general partner of SF Advisory Partners, L.P. with respect to 942,700 of such shares.
(2) Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and William J. Patterson.

CUSIP NO. 029912201                                                Page 7 of 26
--------------------------------------------------------------------------------

   1.     Name of Reporting Person:

          Cranberry Lake Partners, L.P.

--------------------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group:
                                                                        (a) [_]

                                                                        (b) [X]

--------------------------------------------------------------------------------

   3.     SEC Use Only

--------------------------------------------------------------------------------

   4.     Source of Funds: WC

--------------------------------------------------------------------------------

   5.     Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):
                                                                            [_]

--------------------------------------------------------------------------------

   6.     Citizenship or Place of Organization: California

                     -----------------------------------------------------------

Number of             7.   Sole Voting Power: 792,700(1)
Shares
                     -----------------------------------------------------------

Beneficially          8.   Shared Voting Power: -0-
Owned By
                     -----------------------------------------------------------
Each
Reporting             9.   Sole Dispositive Power: 792,700(1)

                     -----------------------------------------------------------
Person
With                  10.  Shared Dispositive Power: -0-

--------------------------------------------------------------------------------

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
          792,700(1)

--------------------------------------------------------------------------------

   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            [_]

--------------------------------------------------------------------------------

   13.    Percent of Class Represented by Amount in Row (11): 0.4%

--------------------------------------------------------------------------------

   14.    Type of Reporting Person: PN

--------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, the John and Irene Scully Trust, dated May 30, 1994, for which John H. Scully and Irene S. Scully are the Trustees.

CUSIP NO. 029912201                                                 Page 8 of 26
--------------------------------------------------------------------------------

   1.     Name of Reporting Person:

          D. L. & W., Inc. Profit Sharing Retirement Plan

--------------------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group:

                                                                        (a) [_]

                                                                        (b) [X]

--------------------------------------------------------------------------------

   3.     SEC Use Only

--------------------------------------------------------------------------------

   4.     Source of Funds:  WC

--------------------------------------------------------------------------------

   5.     Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):

                                                                             [_]

--------------------------------------------------------------------------------

   6.     Citizenship or Place of Organization:  California

                ----------------------------------------------------------------

Number of          7.    Sole Voting Power: 256,400 (1)
Shares
                ----------------------------------------------------------------

Beneficially       8.    Shared Voting Power:  -0-
Owned By
                ----------------------------------------------------------------

Each               9.    Sole Dispositive Power: 256,400 (1)
Reporting
                ----------------------------------------------------------------
Person
With               10.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
          256,400 (1)

--------------------------------------------------------------------------------

   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                         [_]

--------------------------------------------------------------------------------

   13.    Percent of Class Represented by Amount in Row (11): 0.1%

--------------------------------------------------------------------------------

   14.    Type of Reporting Person:  CO

--------------------------------------------------------------------------------

(1)       Power is exercised through its sole trustee, John H. Scully.

CUSIP NO. 029912201                                                 Page 9 of 26
--------------------------------------------------------------------------------

   1.     Name of Reporting Person:

          Phoebe Snow Foundation, Inc.

--------------------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group:

                                                                        (a) [_]

                                                                        (b) [X]

--------------------------------------------------------------------------------

   3.     SEC Use Only

--------------------------------------------------------------------------------

   4.     Source of Funds:  WC

--------------------------------------------------------------------------------

   5.     Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):

                                                                             [_]

--------------------------------------------------------------------------------

   6.     Citizenship or Place of Organization:  California

                ----------------------------------------------------------------

Number of          7.    Sole Voting Power: 906,200 (1)
Shares
                ----------------------------------------------------------------

Beneficially       8.    Shared Voting Power:  -0-
Owned By
                ----------------------------------------------------------------

Each               9.    Sole Dispositive Power: 906,200 (1)
Reporting
                ----------------------------------------------------------------
Person
With               10.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
          906,200 (1)

--------------------------------------------------------------------------------

   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                         [_]

--------------------------------------------------------------------------------

   13.    Percent of Class Represented by Amount in Row (11): 0.5%

--------------------------------------------------------------------------------

   14.    Type of Reporting Person:  CO

--------------------------------------------------------------------------------

(1) Power is exercised through its controlling person and sole director and executive officer, John H. Scully.

CUSIP NO. 029912201                                              Page 10 of 26
--------------------------------------------------------------------------------

   1.  Name of Reporting Person:

       John H. Scully

--------------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group:
                                                                       (a) [_]
                                                                       (b) [X]

--------------------------------------------------------------------------------

   3.  SEC Use Only

--------------------------------------------------------------------------------

   4.  Source of Funds: PF and Not Applicable

--------------------------------------------------------------------------------

   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                                           [_]

--------------------------------------------------------------------------------

   6.  Citizenship or Place of Organization: USA

                     -----------------------------------------------------------
Number of
Shares                  7.  Sole Voting Power: 1,640,340 (1)

                     -----------------------------------------------------------
Beneficially
Owned By                8.  Shared Voting Power: 8,650,300 (2)

                     -----------------------------------------------------------
Each
Reporting               9.  Sole Dispositive Power: 1,640,340 (1)

                     -----------------------------------------------------------
Person
With                    10. Shared Dispositive Power: 8,650,300 (2)

--------------------------------------------------------------------------------

  11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

       10,290,640 (1)(2)

--------------------------------------------------------------------------------

  12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                           [_]

--------------------------------------------------------------------------------

  13.  Percent of Class Represented by Amount in Row (11): 5.6%

--------------------------------------------------------------------------------

  14.  Type of Reporting Person:  IN

--------------------------------------------------------------------------------

(1) 1,300 shares held in John H. Scully Individual Retirement Account, a self-directed individual retirement account and 1,639,040 shares held in the John and Irene Scully Living Trust.

(2) Of these, 6,695,000 shares are beneficially owned solely in his capacity as one of three controlling persons of SPO Advisory Corp., 792,700 shares are beneficially owned solely in his capacity as trustee for the general partner of Cranberry Lake Partners, L.P., 256,400 shares are beneficially owned solely in his capacity as controlling person of D. L. & W., Inc. Profit Sharing Retirement Plan, and 906,200 shares are beneficially owned solely in his capacity as controlling person of Phoebe Snow Foundation, Inc.

CUSIP NO. 029912201                                              Page 11 of 26
--------------------------------------------------------------------------------

   1.  Name of Reporting Person:

       William E. Oberndorf

--------------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group:
                                                                       (a) [_]
                                                                       (b) [X]

--------------------------------------------------------------------------------

   3.  SEC Use Only

--------------------------------------------------------------------------------

   4.  Source of Funds: PF and Not Applicable

--------------------------------------------------------------------------------

   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                                           [_]

--------------------------------------------------------------------------------

   6.  Citizenship or Place of Organization: USA

                     -----------------------------------------------------------
Number of
Shares                  7.  Sole Voting Power: 583,520 (1)

                     -----------------------------------------------------------
Beneficially
Owned By                8.  Shared Voting Power: 7,907,555 (2)

                     -----------------------------------------------------------
Each
Reporting               9.  Sole Dispositive Power: 583,520 (1)

                     -----------------------------------------------------------
Person
With                    10. Shared Dispositive Power: 7,907,555 (2)

--------------------------------------------------------------------------------

  11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
       8,491,075 (1)(2)

--------------------------------------------------------------------------------

  12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                           [_]

--------------------------------------------------------------------------------

  13.  Percent of Class Represented by Amount in Row (11): 4.6%

--------------------------------------------------------------------------------

  14.  Type of Reporting Person:  IN

--------------------------------------------------------------------------------

(1) 178,520 shares held in William E. Oberndorf's Individual Retirement Accounts, which are self-directed, 375,000 shares are beneficially owned solely in his capacity as sole general partner of Oberndorf Family Partners, a family partnership, and 30,000 shares are owned by his children who share his household.

(2) Of these, 6,695,000 shares are beneficially owned solely in his capacity as one of three controlling persons of SPO Advisory Corp., 1,211,700 shares are held in two trusts for the benefit of himself and his wife, Susan C. Oberndorf, for which he serves as trustee, and 855 shares are held in his wife's Individual Retirement Account.

CUSIP NO. 029912201                                                Page 12 of 26
--------------------------------------------------------------------------------

   1.     Name of Reporting Person:

          William J. Patterson

--------------------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group:
                                                                        (a) [_]

                                                                        (b) [X]

--------------------------------------------------------------------------------

   3.     SEC Use Only

--------------------------------------------------------------------------------

   4.     Source of Funds:  Not Applicable

--------------------------------------------------------------------------------

   5.     Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):
                                                                            [_]

--------------------------------------------------------------------------------

   6.     Citizenship or Place of Organization:  USA

                     -----------------------------------------------------------

Number of             7.   Sole Voting Power: -0-
Shares
                     -----------------------------------------------------------

Beneficially          8.   Shared Voting Power: 6,695,000 (1)
Owned By
                     -----------------------------------------------------------
Each
Reporting             9.   Sole Dispositive Power: -0-

                     -----------------------------------------------------------
Person
With                  10.  Shared Dispositive Power: 6,695,000 (1)

--------------------------------------------------------------------------------

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
          6,695,000 (1)

--------------------------------------------------------------------------------

   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            [_]

--------------------------------------------------------------------------------

   13.    Percent of Class Represented by Amount in Row (11): 3.6%

--------------------------------------------------------------------------------

   14.    Type of Reporting Person: IN

--------------------------------------------------------------------------------

(1) These 6,695,000 shares are beneficially owned solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP NO. 029912201                                                Page 13 of 26
--------------------------------------------------------------------------------

   1.     Name of Reporting Person:

          David M. Kashen

--------------------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group:
                                                                        (a) [_]

                                                                        (b) [X]

--------------------------------------------------------------------------------

   3.     SEC Use Only

--------------------------------------------------------------------------------

   4.     Source of Funds: PF

--------------------------------------------------------------------------------

   5.     Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):
                                                                            [_]

--------------------------------------------------------------------------------

   6.     Citizenship or Place of Organization:  USA

                     -----------------------------------------------------------

Number of             7.   Sole Voting Power: 4,000
Shares
                     -----------------------------------------------------------

Beneficially          8.   Shared Voting Power: -0-
Owned By
                     -----------------------------------------------------------
Each
Reporting             9.   Sole Dispositive Power: 4,000

                     -----------------------------------------------------------
Person
With                  10.  Shared Dispositive Power: -0-

--------------------------------------------------------------------------------

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
          4,000

--------------------------------------------------------------------------------

   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            [_]

--------------------------------------------------------------------------------

   13.    Percent of Class Represented by Amount in Row (11): **0.1%

--------------------------------------------------------------------------------

   14.    Type of Reporting Person: IN

--------------------------------------------------------------------------------

** Denotes less than.

CUSIP NO. 029912201                                                Page 14 of 26
--------------------------------------------------------------------------------

   1.     Name of Reporting Person:

          Jane Y. Liou

--------------------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group:

                                                                        (a) [_]

                                                                        (b) [X]

--------------------------------------------------------------------------------

   3.     SEC Use Only

--------------------------------------------------------------------------------

   4.     Source of Funds:  PF

--------------------------------------------------------------------------------

   5.     Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):

                                                                             [_]

--------------------------------------------------------------------------------

   6.     Citizenship or Place of Organization:  USA

                ----------------------------------------------------------------

Number of          7.    Sole Voting Power: 3,750
Shares
                ----------------------------------------------------------------

Beneficially       8.    Shared Voting Power:  -0-
Owned By
                ----------------------------------------------------------------

Each               9.    Sole Dispositive Power: 3,750
Reporting
                ----------------------------------------------------------------
Person
With               10.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
          3,750

--------------------------------------------------------------------------------

   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                         [_]

--------------------------------------------------------------------------------

   13.    Percent of Class Represented by Amount in Row (11): **0.1%

--------------------------------------------------------------------------------

   14.    Type of Reporting Person:  IN

--------------------------------------------------------------------------------

** Denotes less than.

CUSIP NO. 029912201                                                Page 15 of 26
--------------------------------------------------------------------------------

   1.     Name of Reporting Person:

          Edward H. McDermott

--------------------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group:

                                                                        (a) [_]

                                                                        (b) [X]

--------------------------------------------------------------------------------

   3.     SEC Use Only

--------------------------------------------------------------------------------

   4.     Source of Funds:  PF

--------------------------------------------------------------------------------

   5.     Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):

                                                                             [_]

--------------------------------------------------------------------------------

   6.     Citizenship or Place of Organization:  USA

                ----------------------------------------------------------------

Number of          7.    Sole Voting Power: 4,900
Shares
                ----------------------------------------------------------------

Beneficially       8.    Shared Voting Power:  -0-
Owned By
                ----------------------------------------------------------------

Each               9.    Sole Dispositive Power: 4,900
Reporting
                ----------------------------------------------------------------
Person
With               10.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
          4,900

--------------------------------------------------------------------------------

   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                         [_]

--------------------------------------------------------------------------------

   13.    Percent of Class Represented by Amount in Row (11): **0.1%

--------------------------------------------------------------------------------

   14.    Type of Reporting Person:  IN

--------------------------------------------------------------------------------

** Denotes less than.

CUSIP NO. 029912201                                                Page 16 of 26
--------------------------------------------------------------------------------

   1.     Name of Reporting Person:

          Kurt C. Mobley

--------------------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group:

                                                                         (a) [_]

                                                                         (b) [X]

--------------------------------------------------------------------------------

   3.     SEC Use Only

--------------------------------------------------------------------------------

   4.     Source of Funds:  PF

--------------------------------------------------------------------------------

   5.     Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):

                                                                             [_]

--------------------------------------------------------------------------------

   6.     Citizenship or Place of Organization:  USA

                         -------------------------------------------------------

Number of
Shares                      7.    Sole Voting Power:   16,000

                         -------------------------------------------------------

Beneficially                8.    Shared Voting Power:  -0-
Owned By
                         -------------------------------------------------------
Each
Reporting                   9.    Sole Dispositive Power:   16,000

                         -------------------------------------------------------
Person
With                        10.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
          16,000

--------------------------------------------------------------------------------

   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                             [_]

--------------------------------------------------------------------------------

   13.    Percent of Class Represented by Amount in Row (11): ** 0.1%

--------------------------------------------------------------------------------

   14.    Type of Reporting Person:  IN

--------------------------------------------------------------------------------

**Denotes less than.

     CUSIP NO. 029912201                                           Page 17 of 26
--------------------------------------------------------------------------------

   1.     Name of Reporting Person:

          Michael B. Yuen

--------------------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group:

                                                                         (a) [_]

                                                                         (b) [X]
--------------------------------------------------------------------------------

   3.     SEC Use Only

--------------------------------------------------------------------------------

   4.     Source of Funds:  PF

--------------------------------------------------------------------------------

   5.     Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):

                                                                             [_]

--------------------------------------------------------------------------------

   6.    Citizenship or Place of Organization: USA

                          ------------------------------------------------------

Number of                    7.    Sole Voting Power: 3,700
Shares
                          ------------------------------------------------------

Beneficially                 8.    Shared Voting Power:  -0-
Owned By
                          ------------------------------------------------------
Each
Reporting                    9.    Sole Dispositive Power: 3,700

Person                    ------------------------------------------------------
With                         10.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
          3,700

--------------------------------------------------------------------------------

   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                             [_]

--------------------------------------------------------------------------------

   13.    Percent of Class Represented by Amount in Row (11): ** 0.1%

--------------------------------------------------------------------------------

   14.    Type of Reporting Person:  IN

--------------------------------------------------------------------------------

**Denotes less than.

         This Amendment No. 1 amends the Schedule 13D (the "Original 13D") filed with the Securities Exchange Commission ("SEC") on February 14, 2002. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and restated as follows:

         The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

         Name                    Source of Funds            Amount of Funds
         ----                    ---------------            ---------------

    SPO                          Working Capital (1)        $ 42,985,915.49

    SPO Advisory Partners        Not Applicable             Not Applicable

    SFP                          Working Capital (1)        $  6,297,543.64

    SPO Advisory Partners        Not Applicable             Not Applicable

    SPO Advisory Corp.           Not Applicable             Not Applicable

    CLP                          Working Capital (1)        $  3,619,681.32

    DLW                          Working Capital (1)        $  1,512,954.52

    PS Foundation                Working Capital (1)        $  7,138,426.47

    JHS                          Personal Funds (2)         $  7,519,303.28

    WEO                          Personal Funds (2)         $  8,725,111.49

    WJP                          Not Applicable             Not Applicable

    DMK                          Personal Funds (2)         $     21,426.70

    JYL                          Personal Funds (2)         $     26,233.00

    EHM                          Personal Funds (2)         $     26,989.90

    KCM                          Personal Funds (2)         $     89,620.10

    MBY                          Personal Funds (2)         $     14,911.00
    ___________

         (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares.

         (2) As used herein, the term "Personal Funds" includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated as follows:

(a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 185,046,365 total outstanding shares of Class A Common Stock, as reported on the Issuer's 10-Q filed with the Securities Exchange Commission on May 15, 2002.

         SPO

         The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,752,300 Shares, which constitutes approximately 3.1% of the outstanding Shares.

         SPO Advisory Partners

         Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,752,300 Shares, which constitutes approximately 3.1% of the outstanding Shares.

         SFP

         The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 942,700 Shares, which constitutes approximately 0.5% of the outstanding Shares.

         SF Advisory Partners

         Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 942,700 Shares, which constitutes approximately 0.5% of the outstanding Shares.

         SPO Advisory Corp.

         Because of its positions as the general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,695,000 Shares in the aggregate, which constitutes approximately 3.6% of the outstanding Shares.

         CLP

         The aggregate number of Shares that CLP owns beneficially, pursuant to Rule 13d-3 of the Act, is 792,700 Shares, which constitutes approximately 0.4% of the outstanding Shares.

         DLW

         The aggregate number of Shares that DLW owns beneficially, pursuant to Rule 13d-3 of the Act, is 256,400 Shares, which constitutes approximately 0.1% of the outstanding Shares.

         PS Foundation

         The aggregate number of Shares that PS Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 906,200 Shares, which constitutes approximately 0.5% of the outstanding Shares.

         JHS

         Individually, and because of his positions as a control person of SPO Advisory Corp., CLP, DLW, and PS Foundation, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 10,290,640 Shares, which constitutes approximately 5.6% of the outstanding Shares.

         WEO

         Individually, and because of his positions as a control person of SPO Advisory Corp. and Oberndorf Family Partners, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,491,075 Shares in the aggregate, which constitutes approximately 4.6% of the outstanding Shares.

         WJP

         Because of his position as a control person of SPO Advisory Corp., WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,695,000 Shares in the aggregate, which constitutes approximately 3.6% of the outstanding Shares.

         DMK

         The aggregate number of Shares that DMK owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

         JYL

         The aggregate number of shares that JYL owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,750 Shares, which constitutes less than 0.1% of the outstanding Shares.

         EHM

         The aggregate number of shares that EHM owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,900 Shares, which constitutes less than 0.1% of the outstanding Shares.

         KCM

         The aggregate number of shares that KCM owns beneficially, pursuant to Rule 13d-3 of the Act, is 16,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

         MBY

         The aggregate number of shares that MBY owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,700 Shares, which constitutes less than 0.1% of the outstanding Shares.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

         (b)

         SPO

         Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,752,300 Shares.

         SPO Advisory Partners

         Acting through its two general partners and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,752,300 Shares.

         SFP

         Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 942,700 Shares.

         SF Advisory Partners

         Acting through its general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 942,700 Shares.

         SPO Advisory Corp.

         Acting through its controlling persons and in its capacities as the general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,695,000 Shares in the aggregate.

         CLP

         Acting through its sole general partner, CLP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 792,700 Shares.

         DLW

         Acting through its controlling person, DLW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 256,400 Shares.

         PS Foundation

         Acting through its controlling person, PS Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 906,200 Shares.

         JHS

         As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO and WJP to vote or to direct the vote and to dispose or to direct the disposition of 6,695,000 Shares held by SPO and SFP in the aggregate. Because of his positions as a control person of CLP, DLW, and PS Foundation, JHS may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,955,300 Shares held by CLP, DLW, and PS Foundation in the aggregate. JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,640,340 Shares.

         WEO

         Individually, and because of his position as the sole general partner of Oberndorf Family Partners, a family partnership, WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 583,520 Shares. As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS and WJP to vote or to direct the vote and to dispose or to direct the disposition of 6,695,000 Shares held by SPO and SFP in the aggregate. WEO may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,211,700 Shares held in a trust for himself and his wife Susan C. Oberndorf and 855 Shares held in his wife's Individual Retirement Account.

         WJP

         As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS and WEO to vote or to direct the vote and to dispose or to direct the disposition of 6,695,000 Shares held by SPO and SFP in the aggregate.

         DMK

         DMK has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,000 Shares.

         JYL

         JYL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,750 Shares.

         EHM

         EHM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,900 Shares.

         KCM

         KCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 16,000 Shares.

         MBY

         MBY has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,700 Shares.

         (c) During the past sixty (60) days, the Reporting Persons purchased Shares in open market transactions on the New York Stock Exchange ("NYSE") as set forth on Schedule I attached hereto.

         Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past sixty (60) days.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

         (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding Shares.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A - Agreement pursuant to Rule 13d-1(f)(1)(iii)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:   July 16, 2002



                   /s/ Phillip Gordon
                   ------------------
                   Phillip Gordon

                   Attorney-in-Fact for:

                   SPO PARTNERS II, L.P. *
                   SPO ADVISORY PARTNERS, L.P. *
                   SAN FRANCISCO PARTNERS II, L.P. *
                   SF ADVISORY PARTNERS, L.P. *
                   SPO ADVISORY CORP. *
                   CRANBERRY LAKE PARTNERS, L.P. *
                   D. L. & W., INC. PROFIT SHARING RETIREMENT PLAN * PHOEBE SNOW FOUNDATION, INC. *
                   JOHN H. SCULLY *
                   WILLIAM E. OBERNDORF *
                   WILLIAM J. PATTERSON *
                   DAVID M. KASHEN *
                   JANE Y. LIOU *
                   EDWARD H. MCDERMOTT *
                   KURT C. MOBLEY *
                   MICHAEL B. YUEN *

                   * A Power of Attorney authorizing Phillip Gordon to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

                                  SCHEDULE I TO
                          SCHEDULE 13D AMENDMENT NO. 1
                                       FOR
                               SPO PARTNERS & CO.

                      Date of                  Number of      Price Per    Where/How
Reporting Person      Transaction    Type      Shares         Share ($)    Transaction Effected
----------------      -----------    ----      ------         ---------    --------------------
Cranberry Lake
Partners, L.P.        06/25/2002     Buy       288,000        3.19         Open Market/Broker
                      06/26/2002     Buy       66,000         2.98         Open Market/Broker
                      07/11/2002     Buy       26,900         2.22         Open Market/Broker
                      07/12/2002     Buy       133,300        2.35         Open Market/Broker
                      07/15/2002     Buy       43,400         2.08         Open Market/Broker

John H. Scully        06/25/2002     Buy       577,000        3.19         Open Market/Broker
                      06/26/2002     Buy       134,000        2.98         Open Market/Broker
                      07/11/2002     Buy       52,340         2.22         Open Market/Broker
                      07/12/2002     Buy       258,700        2.35         Open Market/Broker
                      07/15/2002     Buy       84,200         2.08         Open Market/Broker

William E.
Oberndorf             07/12/2002     Buy       86,700         2.23         Open Market/Broker

David M. Kashen       05/16/2002     Buy       500            3.82         Open Market/Broker

                                  EXHIBIT INDEX

Exhibit       Document Description                                      Page No.

      A       Agreement Pursuant to Rule 13d-1(f)(1)(iii)                     1

                                    Exhibit A


     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

     DATED:   July 16, 2002

                    /s/ Phillip Gordon
                    ------------------
                    Phillip Gordon

                    Attorney-in-Fact for:

                    SPO PARTNERS II, L.P. *
                    SPO ADVISORY PARTNERS, L.P. *
                    SAN FRANCISCO PARTNERS II, L.P. *
                    SF ADVISORY PARTNERS, L.P. *
                    SPO ADVISORY CORP. *
                    CRANBERRY LAKE PARTNERS, L.P. *
                    D. L. & W., INC. PROFIT SHARING RETIREMENT PLAN * PHOEBE SNOW FOUNDATION, INC. *
                    JOHN H. SCULLY *
                    WILLIAM E. OBERNDORF *
                    WILLIAM J. PATTERSON *
                    DAVID KASHEN *
                    JANE Y. LIOU *
                    EDWARD H. MCDERMOTT *
                    KURT C. MOBLEY *
                    MICHAEL B. YUEN *


                    * A Power of Attorney authorizing Phillip Gordon to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

                                Exhibits: Page 1